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                                                            EXHIBIT 99.(A)(1)(B)

                              [LOGO] ma(c)rovision


                                SUMMARY OF TERMS
                                       OF
         OFFER TO EXCHANGE OUTSTANDING OPTIONS TO PURCHASE COMMON STOCK

                                 AUGUST 20, 2003

                     RESPONSE DUE BY 11:59 P.M. PACIFIC TIME
           ON FRIDAY, SEPTEMBER 19, 2003, UNLESS THE OFFER IS EXTENDED


     The following should answer most of the questions you may have about the Offer. In addition to the Summary of Terms, you should read the Offer to Exchange and the accompanying documents to obtain complete details about the Offer. All of these materials have been posted to the Stock Administration section of Macrovision's intranet (HTTP://INTRANET/STOCK/STOCK.HTM). More information about the Offer can also be found in the tender offer statement on Schedule TO which has been filed with the SEC (HTTP://WWW.SEC.GOV/).

     We have included references to the relevant sections of the Offer to Exchange where you can find a more complete description of the topics discussed in this Summary of Terms.

     If you would like to accept the Offer, you must properly complete and sign the Election Form and deliver the Election Form to our Stock Plan Analyst, David Wight, at Macrovision by 11:59 p.m. Pacific Time on Friday, September 19, 2003. You may send the Election Form by internal mail, facsimile to (408) 567-1830 or by regular mail to Macrovision Corporation, 2830 De La Cruz Blvd., Santa Clara, California 95050, Attn: Stock Plan Analyst. If you do not return or if we fail to receive your Election Form by 11:59 p.m. Pacific Time on the Expiration Date, you will be deemed to have rejected the Offer. If we extend the period of time during which the Offer remains open, the term "Expiration Date" will refer to the latest time and date at which the Offer expires.

GENERAL QUESTIONS ABOUT THE TERMS OF THE OFFER TO EXCHANGE

Q1.  WHAT IS THE OPTION EXCHANGE PROGRAM?

     We are offering Eligible Employees (as defined below) the opportunity to exchange stock options currently outstanding under Macrovision's 2000 Equity Incentive Plan and Macrovision's 1996 Equity Incentive Plan with exercise prices greater than $28.00 per share ("Eligible Options") for a lesser number of new options ("New Options"), which will be granted in accordance with specified exchange ratios (see Question 10 below for additional information on the specified exchange ratios). The New Options will be granted on a date (the "Grant Date") that is at least six months and one day after the Expiration Date, which will be, at the earliest, March 22, 2004. The board of directors and compensation committee retain the discretion to determine the Grant Date. (See
Section 1 of the Offer to Exchange.)

Q2.  WHO CAN PARTICIPATE IN THE OFFER?

     You are eligible to participate in the Offer if you are an employee of Macrovision or one of our subsidiaries as of Wednesday, August 20, 2003, continue to be employed by Macrovision or one of our subsidiaries through the Expiration Date and hold Eligible Options (an "Eligible Employee"). An employee of Macrovision or one of our subsidiaries must either be on active status or on an approved leave of absence on the Expiration Date in order to be eligible to participate. An employee whose employment with Macrovision terminates for any reason at any time before the Expiration Date will not be an Eligible Employee. Members of our board of directors, as well as the other individuals listed on Appendix B to the Offer to Exchange, including our Chief Executive Officer and Chief Financial Officer, are not eligible to participate in the exchange offer. See Appendix A for additional information concerning our executive officers and directors and Section 1 for additional information concerning who can participate in the Offer.)

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Q3.  IF I AM AN ELIGIBLE EMPLOYEE EMPLOYED OUTSIDE OF THE UNITED STATES, MAY I
PARTICIPATE ON THE SAME TERMS AS DESCRIBED IN THE OFFER?

     Yes. Eligible Employees employed outside of the United States who hold Eligible Options may participate in the Offer on the same terms as described in the Offer to Exchange. Non-U.S. employees should refer to Appendix C of the Offer to Exchange entitled "A Guide to International Issues" for a discussion of the tax and other consequences of accepting or rejecting the Offer under the law of the country in which they are employed.

Q4. WHAT IF MY EMPLOYMENT AT MACROVISION ENDS BETWEEN THE EXPIRATION DATE AND THE GRANT DATE?

     If you surrender your Eligible Options for exchange, your Eligible Options will be cancelled on the Expiration Date. However, you must remain an employee through the Grant Date to receive the New Options. In addition, if you are not an employee on the Grant Date, you will not have a right to the Eligible Options that you surrendered for exchange. (See Section 1 of the Offer to Exchange.)

     Unless you have a separate written agreement governing your employment relationship or as otherwise expressly provided by applicable law, your employment with Macrovision or one of our subsidiaries remains "at-will" and can be terminated by you, Macrovision or one of our subsidiaries at any time, with or without cause or notice, and nothing in the Offer will modify or change that.

Q5.  WHY IS MACROVISION MAKING THE OFFER?

     We are making the Offer because, as a result of the volatility in our stock price over the past few years, many of our outstanding options have exercise prices that are significantly higher than the current market price of our common stock, commonly referred to as "underwater" or "out-of-the-money" options. By making the Offer, we believe we will be able to provide a proper incentive to our employees by realigning our compensation programs to more closely reflect current market and economic conditions. (See Section 2 of the Offer to Exchange.)

Q6.  WHY DOESN'T MACROVISION GRANT ADDITIONAL OPTIONS?

     The Offer was designed to avoid the dilution in ownership to our stockholders that would result if we granted employees additional options to supplement their underwater options. We believe the approach strikes a balance between the interests of both our employees and our stockholders.

Q7.  WHY DOESN'T MACROVISION REPRICE OPTIONS?

     In 1998, the Financial Accounting Standards Board adopted accounting rules that impact the repricing of options. If we were to reprice employee options, we would be subject to compensation charges against our earnings. We have structured the Offer in a manner that we believe will not cause us to incur any compensation expense for financial reporting purposes under current U.S. generally accepted accounting principles.

Q8.  HOW CAN I TELL WHICH OF MY OUTSTANDING OPTIONS ARE ELIGIBLE OPTIONS?

     Your Election Form, which you should receive via email, will list your Eligible Options. If, for whatever reason, you do not receive, or cannot find, your personal Election Form, contact the Stock Plan Analyst, David Wight, via email at DWIGHT@MACROVISION.COM or by telephone at (408) 562-8457.

Q9.  WHAT ARE THE CONDITIONS TO THE OFFER?

     The Offer is subject to the conditions described in Section 6 of the Offer to Exchange. If any of these conditions are met, we may terminate, postpone or amend the Offer. However, the Offer is not conditioned on a minimum number of Eligible Employees accepting the Offer or a minimum number of Eligible Options being exchanged. (See Section 6 of the Offer to Exchange.)

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SPECIFIC QUESTIONS ABOUT THE ELIGIBLE OPTIONS TO BE EXCHANGED

Q10. WHICH OF MY OPTIONS CAN BE EXCHANGED?

     Under the Offer, you may make an election to exchange your unexercised options that have an exercise price greater than $28.00 per share for New Options to be granted in accordance with the following exchange ratios (rounded down to the nearest whole share):

                                                            Thus, an Eligible Option to Purchase 100 Shares
      Exercise Price Range          Cancelled to New       Would be Exchanged for a New Option to Purchase:
      --------------------          ----------------       ------------------------------------------------
        $28.01 to $34.99                1.5 to 1                               66 shares
        $35.00 to $49.99                2.0 to 1                               50 shares
        $50.00 to $69.99                3.0 to 1                               33 shares
        $70.00 to $89.99                4.0 to 1                               25 shares
        $90.00 and above               10.0 to 1                               10 shares

     If you elect to participate, you will be required to exchange any options granted to you since February 19, 2003 for New Options regardless of the exercise price of such options. These options will automatically be exchanged for New Options on a 1-to-1 basis. The Offer must be structured in this manner to avoid unfavorable accounting treatment. (See Section 1 of the Offer to Exchange.)

     The number of shares of common stock to be represented by the New Options will be adjusted for any stock splits, stock dividends, recapitalizations or similar transactions that may occur between the Expiration Date and the Grant Date.

Q11. HOW WERE THE EXCHANGE RATIOS AND EXERCISE PRICE RANGES DETERMINED?

     The exchange ratios and exercise price ranges were determined with the help of third-party compensation experts and on the basis of valuations under the Black-Scholes option pricing model as well as a binomial option pricing model.

Q12. IF I ELECT TO EXCHANGE MY ELIGIBLE OPTIONS, DO I HAVE TO EXCHANGE ALL OF MY ELIGIBLE OPTIONS OR CAN I JUST EXCHANGE SOME OF THEM?

     You are not obligated to exchange each Eligible Option grant and will be free to exchange as few or as many of your Eligible Option grants as you wish. However, if you exchange an Eligible Option grant, you must exchange all shares issuable under such Eligible Option grant. Additionally, if you elect to participate, you will be required to exchange all options granted since February 19, 2003 for New Options regardless of the exercise price of such options. (See Question 10 above).

Q13. CAN I EXCHANGE PART OF AN ELIGIBLE OPTION GRANT?

     No. Macrovision is not accepting partial exchanges of Eligible Option grants. You may only exchange an entire Eligible Option grant.

Q14. CAN I EXCHANGE MY VESTED AND UNVESTED ELIGIBLE OPTIONS?

     Yes. You may exchange both vested and unvested Eligible Options.

Q15. CAN I EXCHANGE OPTION GRANTS THAT I HAVE ALREADY FULLY OR PARTIALLY EXERCISED?

     If you exercised an option grant in its entirety, that option grant is no longer outstanding and is not eligible for exchange under the Offer. If you previously exercised an Eligible Option grant in part, the remaining unexercised portion of the Eligible Option grant may be exchanged under the Offer.

Q16. WHAT HAPPENS TO ELIGIBLE OPTIONS THAT I CHOOSE NOT TO EXCHANGE?

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     Eligible Options that you choose not to exchange will retain all their current terms and conditions, including their current exercise price, expiration date and vesting schedule.

Q17. AM I ELIGIBLE TO EXCHANGE AN ELIGIBLE OPTION EVEN IF THE OPTION TERM EXPIRES BETWEEN THE COMMENCEMENT OF THE OFFER AND THE GRANT DATE?

     Yes. You will be able to exchange this Eligible Option for a New Option. However, options that expire prior to the Expiration Date will not be eligible to be exchanged.

Q18. ARE THERE ANY PLANS TO MAKE A BROAD-BASED GRANT OF STOCK OPTIONS BETWEEN THE COMMENCEMENT OF THE OFFER AND THE GRANT DATE?

     No. We have no plans to make a broad-based grant of stock options during this time period.

Q19. WILL MACROVISION SUSPEND THE EMPLOYEE STOCK PURCHASE PLAN ("ESPP") DURING THIS TIME PERIOD AS WELL?

     No. The ESPP will not be suspended during this time period.

Q20. WILL MACROVISION MAKE ANY RECOMMENDATION AS TO WHETHER I SHOULD EXCHANGE MY ELIGIBLE OPTIONS?

     No. Macrovision will not make any recommendations as to whether you should exchange your Eligible Options. You must make your own informed decision. Exchanging Eligible Options under the Offer involves risks, as there is no guarantee or assurance as to Macrovision's future stock price. For questions regarding investment-related issues, you should talk to your own outside legal counsel, accountant and/or financial advisor, as no one from Macrovision has been, or will be, authorized to provide you with information in this regard.

SPECIFIC QUESTIONS ABOUT THE NEW OPTIONS

Q21. WHEN WILL I RECEIVE MY NEW OPTIONS?

     The Grant Date of the New Options will be at least six months and one day after the Expiration Date, which will be, at the earliest, March 22, 2004. The board of directors and compensation committee retain the discretion to determine the Grant Date. (See Section 5 of the Offer to Exchange.)

Q22. WHY WON'T I RECEIVE MY NEW OPTIONS IMMEDIATELY AFTER THE EXPIRATION DATE?

     If we were to grant New Options on any date that is earlier than six months and one day after the date we cancel any of the Eligible Options we accepted for exchange pursuant to the terms of the Offer, we would be required, for financial accounting purposes, to record a compensation expense against our earnings. By deferring the grant of the New Options for at least six months and one day, we believe we will not have to record such a compensation expense.

Q23. WHAT WILL THE EXERCISE PRICE OF MY NEW OPTIONS BE?

     All New Options will be granted with an exercise price equal to the closing price of our common stock as reported on the Nasdaq National Market on the Grant Date. We cannot guarantee that the New Options will have a lower exercise price than the Eligible Options exchanged because we cannot provide any assurance as to the price of our common stock at any time in the future. We recommend that you obtain current market quotations for our common stock before deciding whether to elect to exchange your Eligible Options. (See Section 7 of the Offer to Exchange for a historical view of the price range of our common stock.)

Q24. WHAT WILL THE VESTING SCHEDULE OF MY NEW OPTIONS BE?

     The New Options will be subject to a three-year vesting schedule, with one-sixth (1/6th) of the New Options

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available for exercise on or after the first anniversary of the Grant Date, and an additional five one hundred forty-fourths (5/144th) of the New Options available for exercise each month thereafter through the third anniversary of the Grant Date. Thus, if a New Option representing to right to purchase 1000 shares of common stock is granted on March 22, 2004, such New Option would vest as to 167 shares on March 22, 2005 and approximately 35 shares on the 22nd day of each month thereafter, until March 22, 2007, when such New Option will be fully vested. Vesting is contingent upon your continuous employment with Macrovision or one of our subsidiaries. (See Section 8 of the Offer to Exchange.)

Q25. WHAT WILL THE TERM OF MY NEW OPTIONS BE?

     The New Options will have a term of five (5) years from the Grant Date, as long as you remain employed by Macrovision or one of our subsidiaries during such term. (See Section 8 of the Offer to Exchange.)

Q26. WHAT WILL THE OTHER TERMS AND CONDITIONS OF MY NEW OPTIONS BE?

     The other terms and conditions of your New Options not described in the Offer to Exchange will be comparable to the other terms and conditions of your Eligible Options. All New Options will be nonstatutory stock options under U.S. federal income tax laws, regardless of the tax status of the Eligible Options exchanged, and will be granted pursuant to our 1996 Equity Incentive Plan and 2000 Equity Incentive Plan, whichever was applicable to the cancelled options that the New Options replace. (See Sections 8 and 12 of the Offer to Exchange.)

Q27. WHAT HAPPENS TO MY NEW OPTIONS IF MACROVISION MERGES OR IS ACQUIRED PRIOR TO THE GRANT DATE?

     Although we are not anticipating any such merger or acquisition, if Macrovision merges with or is acquired by another entity between the Expiration Date and the Grant Date, then the resulting entity will be bound to grant the New Options under the same terms as provided in the Offer to Exchange; however, the type of security and the number of shares covered by each New Option would be determined by the acquisition agreement between Macrovision and the acquiror based on the same principles applied to the handling of the options to acquire our common stock that are outstanding at the time of the merger or acquisition. As a result of the ratio by which our common stock may convert into an acquirer's common stock in an acquisition transaction, you may receive options for more or fewer shares of the acquiror's stock than the number of shares subject to the Eligible Options that you exchange.

     If your employment is terminated for any reason by any successor entity prior to the Grant Date, you will not receive any New Options in exchange for your Eligible Options that were cancelled. In addition, you will not have a right to the Eligible Options that you surrendered for exchange.

Q28. IF THE EXERCISE PRICE OF THE NEW OPTIONS IS HIGHER THAN THE EXERCISE PRICE OF THE ELIGIBLE OPTIONS I EXCHANGED, CAN I REVERT BACK TO MY ORIGINAL ELIGIBLE OPTIONS WITH THEIR ORIGINAL EXERCISE PRICE?

     No. Once your Eligible Options have been surrendered for exchange, it is not possible to restore or regrant them. The fair market value of Macrovision's common stock on the Grant Date cannot be predicted at this time, and it is possible that your New Options may have a higher exercise price than your Eligible Options. You will need to carefully consider the exercise price of your Eligible Options and your expectations of what the fair market value of Macrovision's common stock will be on the Grant Date, which will be no earlier than March 22, 2004.

Q29. AM I PERMITTED TO ENTER INTO A "HEDGING" TRANSACTION WITH A BROKER USING MACROVISION SECURITIES IN CONNECTION WITH THE OFFER?

     No. Macrovision employees are not permitted to engage in trading derivative securities of Macrovision in connection with the Offer, including any hedging transactions. See our Insider Trading Policy, which is located on the Stock Administration section of Macrovision's intranet
(HTTP://INTRANET/STOCK/STOCK.HTM), for further information.

Q30. IF MY NEW OPTIONS ARE OUT-OF-THE-MONEY AFTER THE GRANT DATE, WILL THERE BE ANOTHER EXCHANGE OFFER?

     No. At this time, we do not expect to implement another exchange offer.

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SPECIFIC QUESTIONS ABOUT THE POTENTIAL CONSEQUENCES OF ACCEPTING OR REJECTING
THE OFFER

Q31. WHAT HAPPENS IF I ACCEPT THE OFFER?

     If you accept the Offer, the Eligible Options you choose to exchange will be cancelled promptly after 11:59 p.m. Pacific Time on the Expiration Date, and you will have no further right or interest in these Eligible Options. In addition, if you choose to accept the Offer, you will not be eligible to receive any other stock options, including New Options until, at the earliest, March 22, 2004. The Offer must be structured in this manner to avoid adverse accounting treatment to Macrovision.

Q32. WILL I HAVE TO PAY TAXES IF I EXCHANGE MY ELIGIBLE OPTIONS FOR NEW OPTIONS IN THE OFFER?

     For U.S. federal income tax purposes, the exchange of Eligible Options should be treated as a non-taxable exchange and you should not recognize income upon the grant of the New Options. If you are a non-U.S. employee and you accept the Offer, please refer to Appendix C of the Offer to Exchange for information about the tax treatment in your country. In either case, we recommend that you consult with your own tax advisor to determine the full range of potential tax consequences or potential social insurance contribution consequences (for non-U.S. employees) of accepting the Offer. (See Section 12 of the Offer to Exchange if you are a U.S. employee and Appendix C of the Offer to Exchange if you are a non-U.S. employee.)

Q33. DO I HAVE TO PARTICIPATE IN THE OFFER?

     No. Participation in the Offer is completely voluntary. If you do not accept the Offer, you do not have to submit any documents and you will keep all of your options, including your Eligible Options, and will not receive any New Options under the Offer. No changes will be made to the terms of your current options. (See Question 34 below.)

Q34. ARE THERE TAX CONSEQUENCES TO ME IF I ELECT NOT TO PARTICIPATE IN THE
OFFER?

     You will not be subject to U.S. federal income tax if you do not elect to exchange your Eligible Options for New Options. If you are a non-U.S. employee, please refer to Appendix C of the Offer to Exchange for information about the tax treatment in your country.

SPECIFIC QUESTIONS ABOUT THE PROCESS OF EXCHANGING ELIGIBLE OPTIONS

Q35. WHEN DOES THE OFFER EXPIRE? CAN THE OFFER BE EXTENDED, AND IF SO, HOW WILL I KNOW IF IT IS EXTENDED?

     The Expiration Date of the Offer is Friday, September 19, 2003, at 11:59 p.m. Pacific Time, unless we extend it. Although we do not currently intend to do so, we may, in our sole discretion, extend the Offer at any time prior to the Expiration Date. If we extend the Offer, we will announce the extension no later than 6:00 a.m. Pacific Time on the day following the Expiration Date. (See
Section 14 of the Offer to Exchange.)

Q36. IF I DECIDE TO ACCEPT THE OFFER, WHAT DO I NEED TO DO?

     If you would like to accept the Offer, you must send the Election Form by internal mail, by facsimile to (408) 567-1830 or by regular mail to Macrovision Corporation, 2830 De La Cruz Blvd., Santa Clara, California 95050, Attn: Stock Plan Analyst. If you do not return, or if we fail to receive, your Election Form by 11:59 p.m. Pacific Time on the Expiration Date, you will be deemed to have rejected the Offer. We will confirm receipt of your Election Form promptly after we receive it.

     You should carefully review the Offer to Exchange, the Summary of Terms, the Electronic Transmittal Letter, the Election Form and all related documents, before making your election.

Q37. UNDER WHAT CIRCUMSTANCES WOULD MACROVISION NOT ACCEPT MY ELIGIBLE OPTIONS FOR EXCHANGE?

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     We currently expect that we will accept promptly after the Expiration Date all Eligible Options for which the election to exchange is properly completed, executed and submitted and has not been validly withdrawn. We may, however, reject any or all Election Forms or exchanged Eligible Options to the extent we determine they were not properly completed, executed and submitted, to the extent we determine it is unlawful to accept the exchanged Eligible Options or to the extent that any condition described in Section 6 of the Offer to Exchange makes it inadvisable in our reasonable judgment to proceed with the Offer. (See Sections 3, 5 and 6 of the Offer to Exchange.)

Q38. CAN I CHANGE MY PREVIOUS ELECTION PRIOR TO THE EXPIRATION DATE?

     Yes. You may change your previous election or withdraw from the Offer by properly completing, executing and submitting a new Election Form before the Expiration Date. You may change your election more than once. You must note on the Election Form where indicated that you are changing your previous election. Your last submitted Election Form will supersede any prior Election Forms you may have submitted. See the instructions in Question 36 above. (See Section 4 of the Offer to Exchange.)

Q39. IF I ELECT TO PARTICIPATE IN THE OFFER, DO I HAVE TO RETURN MY STOCK OPTION AGREEMENTS FOR THE ELIGIBLE OPTIONS I WISH TO EXCHANGE?

     No. You do not need to return your stock option agreements, as they will automatically be cancelled when we accept your Eligible Options for exchange.

Q40. WHO CAN I TALK TO IF I HAVE QUESTIONS ABOUT THE OFFER?

     For additional information or assistance, contact our Stock Plan Analyst, David Wight, via email at DWIGHT@MACROVISION.COM or by telephone at (408) 562-8457.

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